Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

HAMILTON LANE PRIVATE INFRASTRUCTURE FUND

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$5,914,713.00	0.0001381	$816.82

Total Transaction Valuation:		$5,914,713.00
Total Fees Due for Filing:				$816.82
Total Fees Previously Paid:				816.82
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $816.82 was paid in connection with the filing of the Schedule TO-I by Hamilton Lane Private Infrastructure Fund (File No. 005-94970) on November 4, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.